Exhibit 99.1

Hailiang Education Group Inc. to Host Conference Call for its First Six Months

of Fiscal Year 2019 Financial Results at 9:00 am ET on Wednesday, March 27, 2019

HANGZHOU, China, March 25, 2019 /PRNewswire/ -- Hailiang Education Group Inc. (Nasdaq: HLG) ("Hailiang Education" or the "Company"), an education and management service provider of primary, middle, and high schools in the PRC, announced today that the Company will host its earnings conference call on Wednesday, March 27, 2019 at 9:00 am Eastern Time (6:00 am Pacific Time/9:00 pm Beijing Time) to discuss the financial results of the first six months of fiscal year 2019. The Company anticipates filing its half-year financial results of the six months ended December 31, 2018 on a Form 6-K with the Securities and Exchange Commission and releasing its earnings press release after the market closes on Tuesday, March 26, 2019 Eastern Time.

To attend the call, please use the information below for either dial-in access or webcast access. When prompted, please reference "Hailiang Education/HLG."

Conference Call
Date:	March 27, 2019
Time:	9:00 am ET, U.S.
International Toll Free:	United States: +1 888-346-8982 Mainland China: +86 400-120-1203 Hong Kong: +852 800-905-945
International:	International: +1 412-902-4272
Conference ID:	Hailiang Education Group

Please dial in at least fifteen minutes before the commencement of the call to ensure timely participation. For those unable to participate, an audio replay of the conference call will be available from approximately one hour after the end of the live call until April 3, 2019. The dial-in for the replay is +1-877-344-7529 within the United States or +1-412-317-0088 internationally. The replay access code is No.10129913.

A live webcast and archive of the conference call will be available at http://ir.hailiangedu.com.

About Hailiang Education Group Inc.

Hailiang Education (Nasdaq: HLG) is one of the largest primary, middle, and high school educational services providers in China. The Company focuses closely on providing distinguished, specialized, and internationalized education. Hailiang Education is dedicated to providing students with high-quality primary, middle, and high school, and international educational services and highly values the quality of students' life, study, and development. Hailiang Education adapts its education services based upon its students' individual aptitudes. Hailiang Education is devoted to improving its students' academic capabilities, cultural accomplishments, and international perspectives. Hailiang Education operates multilingual classrooms and languages used include Chinese, English, Spanish, Japanese, Korean, and French. In addition, Hailiang Education has launched various diversified high-quality courses, such as Mathematical Olympiad courses, A-level courses, Australia Victorian Certificate of Education (VCE) courses, IELTS courses, TOEFL courses, as well as SAT courses. The Company has established extensive cooperative relations with more than 200 international educational institutions and universities. Hailiang Education is committed to making great effort to provide its students with greater opportunities to enroll in well-known domestic or international universities to further their education. For more information, please visit http://ir.hailiangedu.com.

Forward-Looking Statement

This press release contains information about Hailiang Education's view of its future expectations, plans, and prospects that constitute forward-looking statements. These forward-looking statements are made under the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements, including but not limited to the following: general economic conditions in China, competition in the education industry in China, the expected growth of the Chinese private education market, Chinese governmental policies relating to private educational services and providers of such services, health epidemics and other outbreaks in China, the Company's business plans, the Company's future business development, results of operations, and financial condition, expected changes in the Company's revenue and certain cost or expense items, its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the number of students entrusted by schools, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, dependence on key personnel, the ability to attract, hire, and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property, the outcome of ongoing, or any future, litigation or arbitration, including those relating to copyright and other intellectual property rights, and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"). Hailiang Education may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about Hailiang Education's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, whether known or unknown, and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy, and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "will make," "will be," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "endeavor to," "is/are likely to," or other similar expressions. Further information regarding these and other risks is included in our annual report on Form 20-F and other filings with the SEC. All information provided in this press release is as of the date of this press release, and Hailiang Education undertakes no obligation to update any forward-looking statements, except as may be required under applicable law.

Contacts:

Mr. Litao Qiu
Board Secretary
Hailiang Education Group Inc.
Phone: +86-571-5812-1974
Email: ir@hailiangeducation.com

Ms. Tina Xiao
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com